Exhibit 99.35

Titan Announces Return to Full Commercial Production; Maintains Full Year Guidance

Vancouver, B.C., October 2, 2024 – Titan Mining Corporation (TSX:TI, OTCQB:TIMCF) (“Titan” or the “Company”) announces the return to full commercial production at the Empire State Mine in upstate New York. Historic flooding in upstate New York from tropical Storm Debby on August 10, 2024 caused damage to the electrical components of the underground crusher level. Repairs were completed ahead of schedule and under budget and the site is now in full operation.

Mining activities restarted on August 20, 2024 and continued during the crusher level repairs. The inventory of broken ore stockpiled in the underground, combined with normal ongoing production and the excess milling capacity, the Company expects to meet its original full year production guidance of 56 to 60 million payable pounds of zinc.

Joel Rheault, Vice President of Operations at Empire State Mines, commented, “Company personnel and external contractors worked safely and diligently to complete the repairs ahead of schedule and under cost estimates. We are pleased with the speed and quality of the repairs and with the stockpiled ore and excess milling capacity, we are confident that we can meet our production targets for the year.”

About Titan Mining Corporation

Titan is an Augusta Group company which produces zinc concentrate at its 100%-owned Empire State Mine located in New York state. The Company is focused on value creation and operating excellence, with a strong commitment to developing critical mineral assets that enhance the security of the U.S. supply chain. For more information on the Company, please visit our website at www.titanminingcorp.com.

Contact

For further information, please contact:

Investor Relations:

Email: info@titanminingcorp.com

Cautionary Note Regarding Forward-Looking Information

Certain statements and information contained in this new release constitute “forward-looking statements”, and “forward-looking information” within the meaning of applicable securities laws (collectively, “forward-looking statements”). These statements appear in a number of places in this news release and include statements regarding our intent, or the beliefs or current expectations of our officers and directors, including that the Company expects to meet its original full year guidance of 56 to 60 million payable pounds of zinc and that we are confident that we can meet our production targets for the year. When used in this news release words such as “expects”, and similar expressions are intended to identify these forward-looking statements. Although the Company believes that the expectations reflected in such forward-looking statements and/or information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to vary materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Company’s periodic filings with Canadian securities regulators. Such forward-looking statements are based on various assumptions, including assumptions made with regard to production ability for the remainder of the year, ability to secure adequate financing (as needed); the Company maintaining its current strategy and objectives; and the Company’s ability to achieve its growth objectives. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Except as required by applicable law, we assume no obligation to update or to publicly announce the results of any change to any forward-looking statement contained herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If we update any one or more forward-looking statements, no inference should be drawn that we will make additional updates with respect to those or other forward-looking statements. You should not place undue importance on forward-looking statements and should not rely upon these statements as of any other date. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.